

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 29, 2018

Via E-mail
Anne L. Bramman
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

> **Re:** **Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2018**
> **Filed March 19, 2018**
> **File No. 001-15059**

Dear Ms. Bramman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining